Exhibit 99.1

GDS Reports

Fourth Quarter and Full Year 2018

Results

GDS Holdings Limited Reports Fourth Quarter and Full Year 2018 Results

Shanghai, China, March 13, 2019 — GDS Holdings Limited (“GDS Holdings”, “GDS” or the “Company”) (NASDAQ: GDS), a leading developer and operator of high-performance data centers in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2018.

Fourth Quarter 2018 Financial Highlights

•                  Net revenue increased by 64.1% year-over-year (“Y-o-Y”) to RMB829.5 million (US$120.6 million) in the fourth quarter of 2018 (4Q2017: RMB505.5 million).

•                  Service revenue increased by 67.9% Y-o-Y to RMB829.1 million (US$120.6 million) in the fourth quarter of 2018 (4Q2017: RMB493.7 million).

•                  Net loss was RMB122.9 million (US$17.9 million) in the fourth quarter of 2018, compared with a net loss of RMB116.5 million in the fourth quarter of 2017.

•                  Adjusted EBITDA (non-GAAP) increased by 114.2% Y-o-Y to RMB331.8 million (US$48.3 million) in the fourth quarter of 2018 (4Q2017: RMB154.9 million). See “Non-GAAP Disclosure” and “Reconciliations of GAAP and non-GAAP results” elsewhere in this earnings release.

•                  Adjusted EBITDA margin (non-GAAP) increased to 40.0% in the fourth quarter of 2018 (4Q2017: 30.6%).

Full Year 2018 Financial Highlights

•                  Net revenue increased by 72.8% to RMB2,792.1 million (US$406.1 million) in 2018 (2017: RMB1,616.2 million).

•                  Service revenue increased by 73.4% to RMB2,759.5 million (US$401.4 million) in 2018 (2017: RMB1,591.9 million).

•                  Net loss was RMB430.3 million (US$62.6 million) in 2018 (2017: RMB326.9 million).

•                  Adjusted EBITDA (non-GAAP) increased by 104.3% to RMB1,046.5 million (US$152.2 million) in 2018 (2017: RMB512.3 million).

•                  Adjusted EBITDA margin (non-GAAP) increased to 37.5% in 2018 (2017: 31.7%).

Operating Highlights

•                      Total area committed increased by 79.2% Y-o-Y to 183,743 square meters (“sqm”) as of December 31, 2018 (December 31, 2017: 102,528 sqm).

•                      Area utilized (or revenue generating space) increased by 75.5% Y-o-Y to 108,326 sqm as of December 31, 2018 (December 31, 2017: 61,713 sqm).

•                      Area in service increased by 58.4% Y-o-Y to 160,356 sqm as of December 31, 2018 (December 31, 2017: 101,258 sqm).

•                      Commitment rate for area in service was 94.9% as of December 31, 2018 (December 31, 2017: 91.8%), and utilization rate was 67.6% as of December 31, 2018 (December 31, 2017: 60.9%).

•                      Area under construction was 65,201 sqm as of December 31, 2018 (December 31, 2017: 24,505 sqm).

•                      Pre-commitment rate for area under construction was 48.4% as of December 31, 2018 (December 31, 2017: 39.0%).

“2018 was an outstanding year for GDS marked by accelerated growth and robust results across our organization,” said Mr. William Huang, Chairman and Chief Executive Officer. “Notably, we added over 80,000 sqm of net additional area committed, or over 180 MW of IT power capacity, for the year of 2018, double last year’s achievements. We have further diversified our customer base, with new strategic names contributing over 30% to our new bookings in 2018. A key to our success in 2018 was our proven ability to expand capacity in key markets. We added 15 new data centers with a total capacity of around 100,000 sqm and ended the year with 35 data centers in our portfolio. With multi-year growth from cloud and other technologies fueling demand, we see a compelling opportunity before us. Looking forward, we are well-positioned and confident in our ability to continue to deliver strong results and shareholder value.”

“We are pleased to report over 70% revenue and over 100% adjusted EBITDA growth for 2018, beating our revised guidance.” commented Mr. Dan Newman, Chief Financial Officer. “Our adjusted EBITDA margin hit a milestone of 40% in 4Q18. Our FY18 adjusted EBITDA margin reached 37.5%, around 6 percentage points increase from FY17, as a result of our operating leverage. During 2018, we successfully raised US$500 million through a follow-on offering and a convertible bond offering, and obtained debt financing and refinancing facilities of around RMB3.8 billion, evidencing our strong ability to secure the financial resources required to grow our business.”

Fourth Quarter 2018 Financial Results

Net revenue in the fourth quarter of 2018 was RMB829.5 million (US$120.6 million), a 64.1% increase over the fourth quarter of 2017 of RMB505.5 million and an 8.7% increase over the third quarter of 2018 of RMB762.8 million. Service revenue in the fourth quarter of 2018 was RMB829.1 million (US$120.6 million), a 67.9% increase over the fourth quarter of 2017 of RMB493.7 million and a 10.2% increase over the third quarter of 2018 of RMB752.6 million. The increase was mainly due to full quarter revenue contribution from additional area utilized in the previous quarter and the contribution from 7,647 sqm of net additional area utilized in the fourth quarter of 2018 which mainly related to the Shanghai 8 (“SH8”) and Shenzhen 5 (“SZ5”) Phase 2 data centers. Revenue from IT equipment sales was RMB0.5 million (US$69 thousand), compared with RMB11.8 million in the fourth quarter of 2017 and RMB10.2 million in the third quarter of 2018.

Cost of revenue in the fourth quarter of 2018 was RMB639.4 million (US$93.0 million), a 65.1% increase over the fourth quarter of 2017 of RMB387.3 million and an 8.2% increase over the third quarter of 2018 of RMB591.0 million. The increase over the previous quarter was mainly due to an increase in utility cost as a result of higher area utilized, as well as an increase in depreciation and amortization costs as a result of the completion of the SH8 and Chengdu 2 (“CD2”) Phase 1 data centers which came into service in the previous quarter, and the completion of the Shanghai 6 (“SH6”) and Beijing 5 (“BJ5”) Phase 1 data centers which came into service during the fourth quarter.

Gross profit was RMB190.1 million (US$27.7 million) in the fourth quarter of 2018, a 60.9% increase over the fourth quarter of 2017 of RMB118.2 million, and a 10.6% increase over the third quarter of 2018 of RMB171.9 million. Gross profit margin was 22.9% in the fourth quarter of 2018, compared with 23.4% in the fourth quarter of 2017, and 22.5% in the third quarter of 2018. The increase in gross profit margin over the previous quarter was primarily due to improved power efficiency achieved in the winter and less business coming from IT equipment sales with lower profit margin, partially offset by higher depreciation and amortization related to new projects coming into service.

Adjusted Net Operating Income (“Adjusted NOI”) (non-GAAP) is defined as net loss (computed in accordance with GAAP), excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs, share-based compensation expenses, selling and marketing expenses, general and administrative expenses, research and development expenses, foreign currency exchange loss (gain) and others. Adjusted NOI was RMB412.9 million (US$60.0 million) in the fourth quarter of 2018, an 81.7% increase over the fourth quarter of 2017 of RMB227.2 million and a 12.5% increase over the third quarter of 2018 of RMB366.9 million.

Adjusted NOI margin (non-GAAP) was 49.8% in the fourth quarter of 2018, compared with 44.9% in the fourth quarter of 2017, and 48.1% in the third quarter of 2018. The increase over the previous quarter was mainly due to improved power efficiency achieved in the winter and less business coming from lower-margin IT equipment sales.

Selling and marketing expenses, excluding share-based compensation expenses of RMB8.8 million (US$1.3 million), were RMB23.5 million (US$3.4 million) in the fourth quarter of 2018, a 39.1% increase from the fourth quarter of 2017 of RMB16.9 million (excluding share-based compensation of RMB5.6 million) and a 5.8% increase from the third quarter of 2018 of RMB22.2 million (excluding share-based compensation of RMB7.1 million). The increase over the previous quarter was primarily due to an increase in personnel costs as a result of business expansion and adjustments for year-end performance bonus.

General and administrative expenses, excluding share-based compensation expenses of RMB18.2 million (US$2.6 million) and depreciation and amortization expenses of RMB15.8 million (US$2.3 million), were RMB56.7 million (US$8.2 million) in the fourth quarter of 2018, a 20.0% increase over the fourth quarter of 2017 of RMB47.2 million (excluding share-based compensation expenses of RMB10.0 million and depreciation and amortization expenses of RMB11.2 million) and a 1.1% decrease from the third quarter of 2018 of RMB57.3 million (excluding share-based compensation of RMB14.1 million and depreciation and amortization expenses of RMB17.8 million). The decrease over the previous quarter was primarily due to a decrease in professional fees and other office expenses.

Research and development costs were RMB4.7 million (US$0.7 million) in the fourth quarter of 2018, compared with RMB2.5 million in the fourth quarter 2017 and RMB3.3 million in the third quarter of 2018.

Net interest expenses for the fourth quarter of 2018 were RMB202.5 million (US$29.5 million), a 48.6% increase over the fourth quarter of 2017 of RMB136.3 million and a 11.2% increase over the third quarter of 2018 of RMB182.2 million. The increase over the previous quarter was mainly due to an increase of total debt to finance data center capacity expansion.

Foreign currency exchange gain for the fourth quarter of 2018 was RMB0.3 million (US$48 thousand), compared with a loss of RMB6.8 million in the fourth quarter of 2017 and a gain of RMB13.4 million in the third quarter of 2018.

Net loss in the fourth quarter of 2018 was RMB122.9 million (US$17.9 million), compared with a net loss of RMB116.5 million in the fourth quarter of 2017 and a net loss of RMB119.4 million in the third quarter of 2018.

Adjusted EBITDA (non-GAAP) is defined as net loss excluding net interest expenses, income tax expenses (benefits), depreciation and amortization, accretion expenses for asset retirement costs and share-based compensation expenses. Adjusted EBITDA was RMB331.8 million (US$48.3 million) in the fourth quarter of 2018, a 114.2% increase over the fourth quarter of 2017 of RMB154.9 million and a 10.2% increase over the third quarter of 2018 of RMB301.2 million.

Adjusted EBITDA margin (non-GAAP) was 40.0% in the fourth quarter of 2018, compared with 30.6% in the fourth quarter of 2017, and 39.5% in the third quarter of 2018. The increase over the previous quarter was mainly due to improved power efficiency achieved in the winter and less business coming from lower-margin IT equipment sales, as well as leverage effect realized on general and administrative expenses, partially offset by less positive impact from foreign currency exchange gain.

Basic and diluted loss per ordinary share in the fourth quarter of 2018 was RMB0.12 (US$0.02), compared with RMB0.14 in the fourth quarter of 2017, and RMB0.12 in the third quarter of 2018.

Basic and diluted loss per American Depositary Share (“ADS”) in the fourth quarter of 2018 was RMB0.98 (US$0.14), compared with RMB1.09 in the fourth quarter of 2017, and RMB0.96 in the third quarter of 2018. Each ADS represents eight Class A ordinary shares.

Full Year 2018 Financial Results

Net revenue in 2018 was RMB2,792.1 million (US$406.1 million), a 72.8% increase from 2017. Service revenue in 2018 was RMB2,759.5 million (US$401.4 million), a 73.4% increase from 2017. Revenue from IT equipment sales was RMB32.6 million (US$4.7 million), compared with RMB24.3 million in 2017.

Cost of revenue in 2018 was RMB2,169.6 million (US$315.6 million), a 79.7% increase from 2017.

Gross profit was RMB622.4 million (US$90.5 million) in 2018, a 52.4% increase from 2017. Gross profit margin was 22.3% in 2018, compared with 25.3% in 2017.

Sales and marketing expenses, excluding share-based compensation expenses of RMB25.2 million (US$3.7 million), were RMB85.4 million (US$12.4 million) in 2018, a 19.0% increase from RMB71.7  million (excluding share-based compensation of RMB18.4 million) in 2017. General and administrative expenses, excluding share-based compensation expenses of RMB61.7 million (US$9.0 million) and depreciation and amortization expenses of RMB60.6 million (US$8.8 million), were RMB207.3 million (US$30.1 million) in 2018, a 25.0% increase from RMB165.8 million (excluding share-based compensation of RMB30.9 million and depreciation and amortization expenses of RMB32.2 million) in 2017.

Research and development costs were RMB13.9 million (US$2.0 million) in 2018, compared with RMB7.3 million in 2017.

Net interest expenses in 2018 were RMB637.0 million (US$92.6 million), a 56.7% increase from 2017.

Adjusted EBITDA was RMB1,046.5 million (US$152.2 million) in 2018, an 104.3% increase from 2017. Adjusted EBITDA margin (non-GAAP) was 37.5% in 2018, compared with 31.7% in 2017.

Net loss in 2018 was RMB430.3 million (US$62.6 million), compared with a net loss of RMB326.9 million in 2017.

Basic and diluted loss per ordinary share in 2018 was RMB0.43 (US$0.06), compared with RMB0.42 in 2017. Basic and diluted loss per ADS in 2018 was RMB3.48 (US$0.51), compared with RMB3.33 in 2017. Each ADS represents eight Class A ordinary shares.

Sales

Total area committed at the end of the fourth quarter of 2018 was 183,743 sqm, compared with 102,528 sqm at the end of the fourth quarter of 2017 and 161,799 sqm at the end of the third quarter of 2018, an increase of 79.2% Y-o-Y and 13.6% quarter-over-quarter (“Q-o-Q”). In the fourth quarter of 2018, net additional total area committed was 21,944 sqm, including significant contributions from the SH8, Shanghai 12 (“SH12”), Beijing 7 (“BJ7”) and Kunshan 2 (“KS2”) & Kunshan 3 (“KS3”) data centers. The sales increase was driven primarily by booming Cloud adoption in China leading to higher  demand from Cloud service providers, as well as significant new commitments from large Internet and financial service institution customers.

Data Center Resources

Area in service at the end of the fourth quarter of 2018 was 160,356 sqm, compared with 101,258 sqm at the end of the fourth quarter of 2017 and 147,342 sqm at the end of the third quarter of 2018, an increase of 58.4% Y-o-Y and 8.8% Q-o-Q. In the fourth quarter of 2018, SH6 and BJ5 Phase 1 centers came into service.

Area under construction at the end of the fourth quarter of 2018 was 65,201 sqm, compared with 24,505 sqm at the end of the fourth quarter of 2017 and 43,718 sqm at the end of the third quarter of 2018, an increase of 166.1% Y-o-Y and 49.1% Q-o-Q. In the fourth quarter of 2018, as previously disclosed, construction has commenced on KS2 & KS3 data centers. In addition, the Company has initiated construction on Shanghai 7 (“SH7”), the second building on the same campus as SH6, as well as SH12 and BJ7 data centers.

Commitment rate of area in service was 94.9% at the end of the fourth quarter of 2018, compared with 91.8% at the end of the fourth quarter of 2017 and 96.3% at the end of third quarter 2018. Pre-commitment rate of area under construction was 48.4% at the end of the fourth quarter of 2018, compared with 39.0% at the end of the fourth quarter of 2017 and 45.4% at the end of the third quarter of 2018.

Area utilized at the end of the fourth quarter of 2018 was 108,326 sqm, compared with 61,713 sqm at the end of the fourth quarter of 2017 and 100,679 sqm at the end of the third quarter of 2018, an increase of 75.5% Y-o-Y and 7.6% Q-o-Q. Net additional area utilized was 7,647 sqm in the fourth quarter, which mainly came from the additional area utilized in the SH8 and SZ5 Phase 2 data centers.

Utilization rate of area in service was 67.6% at the end of the fourth quarter of 2018, compared with 60.9% at the end of the fourth quarter of 2017 and 68.3% at the end of the third quarter of 2018.

Liquidity

As of December 31, 2018, cash was RMB2,161.6 million (US$314.4 million). Total short-term debt was RMB1,450.2 million (US$210.9 million), comprised of short-term borrowings and the current portion of long-term borrowings of RMB1,283.3 million (US$186.7 million) and the current portion of capital lease and other financing obligations of RMB166.9 million (US$24.3 million). Total long-term debt was RMB11,342.7 million (US$1,649.7 million), comprised of long-term borrowings (excluding current portion) of RMB5,203.7 million (US$756.8 million), convertible bonds of RMB2,004.7 million (US$291.6 million) and the non-current portion of capital lease and other financing obligations of RMB4,134.3 million (US$601.3 million). During the fourth quarter of 2018, the Company obtained new debt financing and re-financing facilities of RMB1,111.8 million (US$161.7 million). For the full year of 2018, the Company obtained new debt financing and re-financing facilities of RMB3,803.5 million (US$553.2) million).

Recent Development

Land Acquisition

In January 2019, the Company acquired the land use right for a parcel of land in Guangzhou for the development of three data centers with additional data center net floor area of approximately 34,200 sqm.

Business Outlook

For the full year of 2019, the Company expects its total revenues to be between RMB3,900 million and RMB4,100 million, implying a year-on-year increase of between approximately 39.7% to 46.8%; and adjusted EBITDA to be between RMB1,640 million to RMB1,700 million, implying a year-on-year increase of between approximately 56.7% to 62.4%. In addition, the Company expects capex to be between RMB4,500 million and RMB5,000 million for the full year of 2019.

This forecast reflects the Company’s current and preliminary view on the current business situation and market conditions, which are subject to change.

Conference Call

Management will hold a conference call at 6:00 p.m. Eastern Time on March 13, 2019 (6:00 a.m. Beijing Time on March 14, 2019) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

United States:	1-845-675-0437
International:	+65-6713-5090
Hong Kong:	+852-3018-6771
China:	400-620-8038
Conference ID:	7727028

A telephone replay will be available approximately two hours after the call until March 21, 2019 08:59 AM U.S. ET by dialing:

United States:	1-646-254-3697
International:	+61-2-8199-0299
Hong Kong:	+852-3051-2780
China:	400-632-2162
Replay Access Code:	7727028

A live and archived webcast of the conference call will be available on the Company’s investor relations website at investors.gds-services.com.

Non-GAAP Disclosure

Our management and board of directors use adjusted NOI, adjusted NOI margin, adjusted EBITDA and adjusted EBITDA margin, which are non-GAAP financial measures, to evaluate our operating performance, establish budgets and develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted NOI and adjusted EBITDA can provide a useful measure of our core operating performance.

We also present these non-GAAP measures because we believe these non-GAAP measures are frequently used by securities analysts, investors and other interested parties as measures of the financial performance of companies in our industry.

These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP. These non-GAAP financial measures have limitations as analytical tools, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net income (loss), cash flows used in operating activities or other consolidated statements of operations and cash flow data prepared in accordance with U.S. GAAP. There are a number of limitations related to the use of these non-GAAP financial measures instead of their nearest GAAP equivalent. First, adjusted EBITDA, adjusted EBITDA margin, adjusted NOI, and adjusted NOI margin are not substitutes for net income (loss), cash flows used in operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP. Second, other companies may calculate these non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of these non-GAAP financial measures as tools for comparison. Finally, these non-GAAP financial measures do not reflect the impact of net interest expenses, incomes tax benefits (expenses), depreciation and amortization, accretion expenses for asset retirement costs, and share-based compensation expenses, each of which have been and may continue to be incurred in our business.

We mitigate these limitations by reconciling the non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” set forth at the end of this press release.

Exchange Rate

This announcement contains translations of certain RMB amounts into U.S. dollars (“USD”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to USD were made at the rate of RMB6.8755 to US$1.00, the noon buying rate in effect on December 31, 2018 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or USD amounts referred could be converted into USD or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company’s year-end audit, which could result in significant differences from this preliminary unaudited financial information.

About GDS Holdings Limited

GDS Holdings Limited (Nasdaq: GDS) is a leading developer and operator of high-performance data centers in China. The Company’s facilities are strategically located in China’s primary economic hubs where demand for high-performance data center services is concentrated. The Company’s data centers have large net floor area, high power capacity, density and efficiency, and multiple redundancy across all critical systems. GDS is carrier and cloud neutral, which enables customers to connect directly to all major PRC telecommunications carriers and to the largest PRC and global cloud service providers hosted by GDS in many of its facilities. The Company has an 18-year track record of service delivery, successfully fulfilling the requirements of some of the largest and most demanding customers for outsourced data center services in China. The Company’s base of customers consists predominantly of hyper-scale cloud service providers, large internet companies, financial institutions, telecommunications and IT service providers, and large domestic private sector and multinational corporations.

Safe Harbor

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “future,” “guidance,” “intend,” “is/are likely to,” “may,” “ongoing,” “plan,” “potential,” “target,” “will,” and similar statements. Among other things, statements that are not historical facts, including statements about GDS Holdings’ beliefs and expectations regarding the growth of its businesses and its revenue for the full fiscal year, the business outlook and quotations from management in this announcement, as well as GDS Holdings’ strategic and operational plans, are or contain forward-looking statements. GDS Holdings may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause GDS Holdings’ actual results or financial performance to differ materially from those contained in any forward-looking statement, including but not limited to the following: GDS Holdings’ goals and strategies; GDS Holdings’ future business development, financial condition and results of operations; the expected growth of the market for high-performance data centers, data center solutions and related services in China; GDS Holdings’ expectations regarding demand for and market acceptance of its high-performance data centers, data center solutions and related services; GDS Holdings’ expectations regarding building, strengthening and maintaining its relationships with new and existing customers; the continued adoption of cloud computing and cloud service providers in China; risks and uncertainties associated with increased investments in GDS Holdings’ business and new data center initiatives; risks and uncertainties associated with strategic acquisitions and investments; GDS Holdings’ ability to maintain or grow its revenue or business; fluctuations in GDS Holdings’ operating results; changes in laws, regulations and regulatory environment that affect GDS Holdings’ business operations; competition in GDS Holdings’ industry in China; security breaches; power outages; and fluctuations in general economic and business conditions in China and globally and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks, uncertainties or factors is included in the GDS Holdings’ filings with the SEC, including its registration statement on Form F-1, as amended. All information provided in this press release is as of the date of this press release and are based on assumptions that GDS Holdings believes to be reasonable as of such date, and GDS Holdings does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

GDS Holdings Limited

Laura Chen

Phone: +86 (21) 2033-0295

Email: ir@gds-services.com

The Piacente Group, Inc.

Ross Warner

Phone: +86 (10) 5730-6200

Email: GDS@tpg-ir.com

Brandi Piacente

Phone: +1 (212) 481-2050

Email: GDS@tpg-ir.com

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	As of December 31, 2017	As of December 31, 2018
	RMB	RMB	US$

Assets
Current assets
Cash	1,873,446	2,161,622	314,395
Accounts receivable, net of allowance for doubtful accounts	364,654	536,842	78,080
Value-added-tax (“VAT”) recoverable	112,067	163,476	23,777
Prepaid expenses and other current assets	103,861	175,456	25,519
Total current assets	2,454,028	3,037,396	441,771

Property and equipment, net	8,165,601	13,994,945	2,035,480
Goodwill and intangible assets, net	1,919,221	2,234,462	324,989
Other non-current assets	605,717	1,618,440	235,392
Total assets	13,144,567	20,885,243	3,037,632

Liabilities and Shareholders’ Equity
Current liabilities
Short-term borrowings and current portion of long-term borrowings	790,484	1,283,320	186,651
Accounts payable	1,110,411	1,508,020	219,332
Accrued expenses and other payables	424,233	549,641	79,942
Capital lease and other financing obligations, current	97,943	166,898	24,274
Total current liabilities	2,423,071	3,507,879	510,199

Long-term borrowings, excluding current portion	3,459,765	5,203,708	756,848
Convertible bonds payable	0	2,004,714	291,574
Capital lease and other financing obligations, non-current	2,303,044	4,134,327	601,313
Other long-term liabilities	483,175	512,690	74,568
Total liabilities	8,669,055	15,363,318	2,234,502

Shareholders’ equity
Ordinary shares	320	341	50
Additional paid-in capital	5,861,445	7,275,945	1,058,242
Accumulated other comprehensive loss	(200,688)	(139,254)	(20,254)
Accumulated deficit	(1,185,565)	(1,615,107)	(234,908)
Total shareholders’ equity	4,475,512	5,521,925	803,130
Commitments and contingencies

Total liabilities and shareholders’ equity	13,144,567	20,885,243	3,037,632

Note:

(1)                The Company adopted Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers on January 1, 2018 using the cumulative effect method and made an adjustment to the opening balance of accumulated deficit at January 1, 2018 of RMB0.7 million. Therefore, the comparative information was not adjusted.

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2017	September 30, 2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue
Service revenue	493,663	752,620	829,050	120,580	1,591,860	2,759,490	401,351
Equipment sales	11,813	10,201	471	69	24,306	32,587	4,740
Total net revenue	505,476	762,821	829,521	120,649	1,616,166	2,792,077	406,091
Cost of revenue	(387,287)	(590,956)	(639,383)	(92,994)	(1,207,694)	(2,169,636)	(315,560)
Gross profit	118,189	171,865	190,138	27,655	408,472	622,441	90,531

Operating expenses
Selling and marketing expenses	(22,500)	(29,320)	(32,269)	(4,693)	(90,118)	(110,570)	(16,082)
General and administrative expenses	(68,391)	(89,267)	(90,661)	(13,186)	(228,864)	(329,601)	(47,938)
Research and development expenses	(2,541)	(3,318)	(4,724)	(687)	(7,261)	(13,915)	(2,024)
Income from operations	24,757	49,960	62,484	9,089	82,229	168,355	24,487
Other income (expenses):
Net interest expenses	(136,307)	(182,152)	(202,493)	(29,451)	(406,403)	(636,973)	(92,644)
Foreign currency exchange (loss) gain, net	(6,826)	13,420	327	48	(12,299)	20,306	2,953
Others, net	795	3,197	2,944	428	3,497	8,653	1,259
Loss before income taxes	(117,581)	(115,575)	(136,738)	(19,886)	(332,976)	(439,659)	(63,945)
Income tax benefits (expenses)	1,038	(3,779)	13,827	2,011	6,076	9,391	1,366
Net loss	(116,543)	(119,354)	(122,911)	(17,875)	(326,900)	(430,268)	(62,579)

Net loss attributable to ordinary shareholders	(116,543)	(119,354)	(122,911)	(17,875)	(326,900)	(430,268)	(62,579)

Loss per ordinary share
Basic and diluted	(0.14)	(0.12)	(0.12)	(0.02)	(0.42)	(0.43)	(0.06)

Weighted average number of ordinary share outstanding
Basic and diluted	855,104,727	997,967,316	1,000,435,164	1,000,435,164	784,566,371	990,255,959	990,255,959

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for number of shares and per share data)

	Three months ended				Year ended
	December 31, 2017	September 30, 2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(116,543)	(119,354)	(122,911)	(17,875)	(326,900)	(430,268)	(62,579)
Foreign currency translation adjustments, net of nil tax	(10,325)	26,602	3,331	484	(8,608)	61,434	8,935
Comprehensive loss	(126,868)	(92,752)	(119,580)	(17,391)	(335,508)	(368,834)	(53,644)

GDS HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”))

	Three months ended				Year ended
	December 31, 2017	September 30, 2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$
	Adjusted				Adjusted
Net loss	(116,543)	(119,354)	(122,911)	(17,875)	(326,900)	(430,268)	(62,579)
Depreciation and amortization	117,392	206,661	230,599	33,539	378,130	741,507	107,848
Amortization of debt issuance cost and debt discount	30,675	15,956	28,150	4,094	48,100	61,373	8,926
Share-based compensation expense	18,449	27,358	34,932	5,081	59,843	105,877	15,400
Others	(184)	(2,411)	(30,274)	(4,403)	(11,622)	(34,144)	(4,966)
Changes in operating assets and liabilities	(78,412)	(90,750)	(29,129)	(4,238)	(315,367)	(457,255)	(66,506)
Net cash (used in) provided by operating activities	(28,623)	37,460	111,367	16,198	(167,816)	(12,910)	(1,877)

Purchase of property and equipment	(584,694)	(965,555)	(1,661,485)	(241,653)	(1,760,165)	(4,257,977)	(619,297)
Payments related to acquisitions	(194,571)	(110,556)	(31,223)	(4,541)	(244,889)	(475,073)	(69,096)
Net cash used in investing activities	(779,265)	(1,076,111)	(1,692,708)	(246,194)	(2,005,054)	(4,733,050)	(688,393)

Net proceeds from financing activities	1,550,620	1,066	263,600	38,339	2,355,728	4,876,806	709,301
Net cash provided by financing activities	1,550,620	1,066	263,600	38,339	2,355,728	4,876,806	709,301
Effect of exchange rate changes on cash and restricted cash	(22,366)	115,650	(4,879)	(710)	(74,250)	206,302	30,005

Net increase (decrease) of cash and restricted cash	720,366	(921,935)	(1,322,620)	(192,367)	108,608	337,148	49,036
Cash and restricted cash at the beginning of period	1,227,234	4,529,303	3,607,368	524,670	1,838,992	1,947,600	283,267
Cash and restricted cash at end of period	1,947,600	3,607,368	2,284,748	332,303	1,947,600	2,284,748	332,303

Notes:

(1)                The Company adopted Accounting Standards Update (“ASU”) No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash on January 1, 2018 and retrospectively adjusted the unaudited condensed consolidated statements of cash flows for the three month and full year ended December 31, 2017 by excluding the movement of restricted cash of RMB21.0 million and RMB46.5 million, respectively.

(2)                The Company adopted ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments on January 1, 2018. As a result, the unaudited condensed consolidated statement of cash flows for the three months and the year ended December 31, 2017 was retrospectively adjusted by reclassifying the payments of contingent considerations for acquisition of subsidiaries amounted to RMB27.1 million from investing activities to operating activities (RMB3.0 million) and financing activities (RMB24.1 million), respectively.

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Year ended
	December 31, 2017	September 30, 2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(116,543)	(119,354)	(122,911)	(17,875)	(326,900)	(430,268)	(62,579)
Net interest expenses	136,307	182,152	202,493	29,451	406,403	636,973	92,644
Income tax (benefits) expenses	(1,038)	3,779	(13,827)	(2,011)	(6,076)	(9,391)	(1,366)
Depreciation and amortization	117,392	206,661	230,599	33,539	378,130	741,507	107,848
Accretion expenses for asset retirement costs	324	569	555	81	949	1,840	268
Share-based compensation expenses	18,449	27,358	34,932	5,081	59,843	105,877	15,400
Selling and marketing expenses (1)	16,889	22,206	23,497	3,417	71,728	85,357	12,415
General and administrative expenses (1)	47,201	57,319	56,660	8,241	165,785	207,255	30,142
Research and development expenses (1)	2,172	2,829	4,132	601	6,062	12,394	1,803
Foreign currency exchange loss (gain), net	6,826	(13,420)	(327)	(48)	12,299	(20,306)	(2,953)
Others, net	(795)	(3,197)	(2,944)	(428)	(3,497)	(8,653)	(1,259)
Adjusted NOI	227,184	366,902	412,859	60,049	764,726	1,322,585	192,363
Adjusted NOI margin	44.9%	48.1%	49.8%	49.8%	47.3%	47.4%	47.4%

Note 1:
Selling and marketing expenses, general and administrative expenses and research and development expenses exclude depreciation, amortization and share-based compensation expenses.

GDS HOLDINGS LIMITED

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(Amount in thousands of Renminbi (“RMB”) and US dollars (“US$”)

except for percentage data)

	Three months ended				Year ended
	December 31, 2017	September 30, 2018	December 31, 2018		December 31, 2017	December 31, 2018
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net loss	(116,543)	(119,354)	(122,911)	(17,875)	(326,900)	(430,268)	(62,579)
Net interest expenses	136,307	182,152	202,493	29,451	406,403	636,973	92,644
Income tax (benefits) expenses	(1,038)	3,779	(13,827)	(2,011)	(6,076)	(9,391)	(1,366)
Depreciation and amortization	117,392	206,661	230,599	33,539	378,130	741,507	107,848
Accretion expenses for asset retirement costs	324	569	555	81	949	1,840	268
Share-based compensation expenses	18,449	27,358	34,932	5,081	59,843	105,877	15,400
Adjusted EBITDA	154,891	301,165	331,841	48,266	512,349	1,046,538	152,215
Adjusted EBITDA margin	30.6%	39.5%	40.0%	40.0%	31.7%	37.5%	37.5%